SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  _____________

                                 SCHEDULE 13D/A
                                (Amendment No.5)

                    Under the Securities Exchange Act of 1934


                              DHB Industries, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                    001-13112
                                 (CUSIP Number)

                                 David H. Brooks
                           400 Post Avenue, Suite 303
                               Westbury, NY 11590

           ___________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 7, 2006
             _______________________________________________________
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ].

Check the following box if a fee is being paid with this statement:[ ].


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CUSIP NO.: 001-13112

(1)   NAME OF REPORTING PERSON: David H. Brooks

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [ ]

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) [X]
      (b) [ ]

(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS: PF

(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)           [ ]

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)   SOLE VOTING POWER: 11,712,978

(8)   SHARED VOTING POWER: 0

(9)   SOLE DISPOSITIVE POWER: 11,712,978

(10)  SHARED DISPOSITIVE POWER: 0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  11,712,978

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                          [X]

      Row (11) excludes 3,057,292 shares of Common Stock beneficially owned by Terry S. Brooks disclosed on the next page.

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
      22.3% of total Common Stock

(14)  TYPE OF REPORTING PERSON: IN


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


CUSIP NO.: 001-13112

(1)   NAME OF REPORTING PERSON: Terry S. Brooks

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [ ]

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) [X]
      (b) [ ]

(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS: PF

(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)           [ ]

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)   SOLE VOTING POWER: 3,057,292

(8)   SHARED VOTING POWER: 0

(9)   SOLE DISPOSITIVE POWER: 3,057,292

(10)  SHARED DISPOSITIVE POWER: 0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,057,292

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                          [X]

      Row (11) excludes 11,712,978 shares of Common Stock beneficially owned by David H. Brooks disclosed on the previous page.

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
      5.8% of total Common Stock

(14)  TYPE OF REPORTING PERSON: IN


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ITEM 1.     SECURITY AND ISSUER.

     (a) TITLE AND CLASS OF SECURITY: Common Stock, par value $.001 per share (the "Common Stock").

     (b)  ISSUER:  DHB Industries, Inc.
                   2102 SW 2nd Street
                   Pompano Beach, FL 33069

ITEM 2.     IDENTITY AND BACKGROUND.

     2(a) This Schedule 13D is being filed by David H. Brooks and Terry Brooks, who are husband and wife. Mr. and Mrs. Brooks may be considered a group for the purposes of this Schedule 13D.

     2(b) Business Address: 800 South Ocean Drive
                            Boca Raton, FL 33432

     2(c)(i) Present Principal Employment: Mr. Brooks is an investor for his own account. Mrs. Brooks is the Principal and President of Tactical Armor Products, Inc.

     2(c)(ii)  Principal  Business  and  Address:  The Issuer has its  principal business address at 2102 SW 2nd Street, Pompano Beach, FL 33069, and is engaged principally in the manufacture and sale of projectile-resistant garments, body armor and accessories, and protective athletic apparel and equipment. Tactical Armor Products has its principal business address at Route 4 and Highway 11, Rutledge, TN 37861, and manufactures component parts for use in projectile-resistant garments.

     2(d) Criminal  Convictions:  Neither Mr. Brooks nor Mrs. Brooks has, during
          the  past  five  years,  been  convicted  in  a  criminal   proceeding
          (excluding traffic violations or similar misdemeanors).

     2(e) Violations of Federal or State  Securities Law: Neither Mr. Brooks nor
          Mrs. Brooks, was, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     2(f) Both Mr.  Brooks and Mrs.  Brooks are citizens of the United States of
          America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr.  Brooks used personal funds to acquire the shares reported herein.


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


ITEM 4.       PURPOSE OF TRANSACTION.

         This Schedule 13D/A #5 is filed after giving effect to three transactions. The first transaction, as previously disclosed in the Issuer's Current Report on Form 8-K dated August 3, 2006 and in Mr. Brooks' Form 4 dated August 4, 2006, is the exercise, on July 7, 2006, of 750,000 warrants for 750,000 shares of the Issuer's Common Stock at an exercise price of $1.00 per share. These warrants were previously issued pursuant to a employment agreement, dated July 1, 2000, and related warrant exercise agreement, dated July 1, 2005, between the Issuer and Mr. Brooks (the "Agreements"), and vested automatically on July 1, 2006.

         The second transaction, as previously disclosed in the Issuer's Current Report on Form 8-K dated August 3, 2006 and Mr. Brooks' Form 4 dated August 4, 2006, occurred as part of a settlement of matters captioned (i) In re DHB Industries, Inc. Securities Class Action Litigation, United States District Court for the Eastern District of New York, no. CV 05-4296 (JS) (ETB) and (ii) In re DHB Industries, Inc. Derivative Litigation, United States District Court for the Eastern District of New York, CV 05-4345 (JS) (ETB) (the "Settlement"). In connection with the Settlement, the Issuer and Mr. Brooks, among others, entered into a Memorandum of Understanding, dated July 12, 2006 ("MOU"). Pursuant to the MOU, Mr. Brooks agreed to accelerate the remaining unvested warrants that were granted to Mr. Brooks pursuant to the Agreements and exercise these warrants at an increased exercise price of $2.50 (as opposed to the original $1.00 exercise price) to fund, in part, the Settlement, and in consideration of Mr. Brooks resignation from his positions at the Issuer. The accelerated warrants were originally scheduled to vest on July 1, 2007, 2008, 2009, and 2010. Consequently, on July 31, 2006, Mr. Brooks resigned as Chairman, Chief Executive Officer and a director of the Issuer, and exercised the remaining 3,000,000 warrants for 3,000,000 shares of the Issuers Common Stock at an exercise price of $2.50 per share.

         The third transaction, as previously disclosed in the Issuer's Current Report on Form 8-K dated August 3, 2006 and Mr. Brooks' Form 4 dated August 4, 2006, is the issuance by the Issuer, and the acquisition by Mr. Brooks, of 3,007,099 shares of the Issuer's Common Stock at a price of $4.93 per share, on July 31, 2006. This issuance and acquisition was also in connection with the Settlement and pursuant to the MOU.

         Neither Mr. Brooks nor Mrs. Brooks has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's business or corporate structure;
(g) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be


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


quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

     (a) After giving effect to the transactions described in Item 4, Mr. Brooks is the beneficial owner of an aggregate of 11,712,978 shares of Common Stock, constituting approximately 22.3% the outstanding shares of Common Stock (the percentage of shares owned being based upon the 52,626,509 shares outstanding on July 31, 2006), and Mrs. Brooks is the beneficial owner of 3,057,292 shares of Common Stock, constituting approximately 5.8% of the outstanding shares of Common Stock (the percentage of shares owned being based upon the 52,626,509 shares outstanding on July 31, 2006). Mr. and Mrs. Brooks may be deemed a group for the purposes of this Schedule 13D. Accordingly, each shall be deemed to have acquired beneficial ownership of all shares of Common Stock beneficially owned by the other person.

     (b) Each of Mr. Brooks and Mrs. Brooks has the sole power to vote and dispose of all of the shares of Common Stock beneficially owned by him or her.

     (c)  See Item 4 above.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Not applicable.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1 - Joint Filing Agreement, dated as of November 14, 2003, by and between David H. Brooks and Terry Brooks


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


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2006         DAVID H. BROOKS.

                                  /s/  David H. Brooks
                                  ____________________


                                  TERRY BROOKS

                                  /s/ Terry Brooks
                                  ____________________

                                                                       EXHIBIT 1

                            AGREEMENT OF JOINT FILING

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13D and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of common stock, $,001 par value per share, of DHB Industries, Inc., a Delaware corporation. The undersigned hereby further agree that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: November 14, 2003          DAVID H. BROOKS.

                                  /s/  David H. Brooks
                                  ____________________


                                  TERRY BROOKS

                                  /s/ Terry Brooks
                                  ____________________